INVEST IN **THE WORTHY COMPANY**

Reinventing plant based foods by harnessing the power of whole food ingredients.



THE worthy
VANILLA ORANGE
WORTHY

theworthycompany.com   Chicago IL

Main Street   Food   Retail

LEAD INVESTOR

Erik B WEISS Executive Managing Director

I am investing in The Worthy Company because I believe in the founders, Nydia & Sarah, and the Worthy mission to make plant-based nourishment accessible to all. They have a huge opportunity to innovate in the plant-based market and are doing so by reinventing plant-based foods. They are harnessing the power of whole food ingredients and turning them into an easy to eat, easy to carry anywhere Worthy Bowl. I have never seen another product like them in the market. They have clean labels, superfood ingredients, and are perfect for everything from starting your day to recovering from your workout - without having to worry about prep or cleanup.

Invested $15,000 this round

Highlights

1. 💡 Category Creating, Award Winning Product
2. 🛒 Huge opportunity to innovate and lead the $160B Plant Based market
3. ✨ Founders proven brand builders & winner of PepsiCo WomanMade Competition
4. 💰 Investors & Advisors from industry leaders like Coca Cola, PepsiCo, Unilever, UBER, Vitamin Water
5. 🏆 Award winning: NEXTY nominated and PepsiCo WomanMade
6. 🌍 Mission Driven: Certified B-Corp, Worthy Movement

6. 🌍 Mission Driven: Certified B-Corp, Worthy Movement

Our Team



Sarah Renahan Founder, CEO

Sarah spent 15 years in luxury brand management and merchandising for Gucci, Salvatore Ferragamo and Frette in NYC and Milan. As a lifelong athlete, performance-supporting yet delicious plant-based nutrition has been a personal obsession.



Nydia SHIPMAN Founder, CCO

Nydia was a trial attorney representing Fortune 500 companies in NYC. Nydia is an obsessive home cook and hails from a family of restaurateurs. She is passionate about incorporating natural, plant-based ingredients into everything her family eats.



Noel Anderson Research & Development

Global V.P Research & Development Pepsico Kraft President, IFT



Rusti Porter Marketing & Brand Advisor

CMO and Strategic Advisor Rebbl Coca Cola Krave Vitamin Water



Jason Webb Sales

Glaceau Pretzel Chips Krave



Jim Baaden Talent Advisor

Uber Human Capital



Eric Seidman Business Development Advisor

Daymon Worldwide



Joe Ackilli Research & Development

Unilever Kraft Bear Naked



Leon Lewis eCommerce & Digital Marketing

Rebbl Health Warrior



Sandy Blumberg Marketing & Brand Strategy

Glaceau Coca Cola Bulletproof 360 Dirty Hands



Eric Tiziani Financial Advisor

Unilever

The Worthy Company

“Worthy is the future of food - delicious, low in sugar, high in fiber from plants and heart health from omega 3s and 6s.” Vanessa Rissetto, MS, RD, CDN


FORTUNE
STARTUP
CHANGING THE PLANT BASED FOOD INDUSTRY

ONE SPOONFUL AT A TIME
- FORTUNE

We're reinventing plant-based foods, by harnessing the power of PLANTS, making delicious nourishment accessible to ALL. It's better for our bodies, our spirits and our planet.

Most packaged plant-based foods are either looking to replace an animal based protein or are loaded with sugar without offering balanced nourishment. Most plant-based yogurts offer protein and not much more. Most pressed juices and smoothies contain more sugar per serving than a candy bar or soda and don't retain the natural fibers from the ingredient. These products do not help consumers achieve healthy guts, which more and more studies prove is fundamental for physical and mental wellbeing

This poses a huge problem for consumers seeking the nourishment that our busy lifestyles demand and our bodies need: fiber, protein, multiple fruit and veggie servings from whole food ingredients - that actually tastes DELICIOUS.

"FEWER THAN 1 IN 10 AMERICAN ADULTS GET ENOUGH DIETARY FIBER"

U.S. News & World Report

"GUT HEALTH IS KEY TO YOUR MENTAL HEALTH"

Harvard Business Review

WORTHY IS CHANGING ALL THAT.

Worthy Bowls **celebrate plants** offering high fiber, excellent source of complete plant-based protein, multiple veggies and fruits as the lead ingredients, all 9 essential amino acids, Omega 3s and 6s and antioxidants, vitamins and minerals all naturally occurring from our whole food ingredients and they are unlike anything you have ever tried before. They are smooth, sweet and deliciously plant-based. **A Gut Healthy snack everyone can enjoy.**


..A GUT HEALTHY SNACK
EVERYONE CAN ENJOY
- ESSENCE


"THE FIRST EVER
PLANT BASED
TRAVEL FRIENDLY
NUTRITION BOWLS"
- ESSENCE

THE WORTHY BOWL IS:


THE BOWL EVERYONE
IS TALKING ABOUT
WORTHY

All-One-Bowl, smooth and sweet, deliciously plant based, made from whole superfood ingredients like mango, citrus, cauliflower, sweet potato, chia, legumes. Worthy Bowls come in 5 amazing fruit-forward flavors inspired by our favorite treats:

Vanilla Orange, Strawberry & Greens, Mango & Greens, Dark Cocoa Cherry and Pineapple and Greens.

Each delicious bowl offers:

- veggies, fruits, legumes and chia
- Complete plant based protein - 8g
- Excellent source of fiber - 8g
- Only 8 gm of sugar
- 150 calories approx

- 3:1 carb to protein ratio for optimal recovery
- 3 gm of Omega 3 and Omega 6
- 9 essential amino acids



SO WHAT'S NOT IN THE BOWLS? NOTHING YOU'LL MISS...


GLUTEN FREE
DAIRY FREE
NUT FREE
SOY FREE
worthy

THE EXPERTS AGREE:





> *"Protein and fiber are part of a healthy diet, and Worthy Bowls come out on top with 8g of fiber & 8g of protein from fruits, veggies, legumes and chia in every bowl. An added bonus is the low sugar content, which ensures blood sugar stabilization."*

Vanessa Rissetto MS, RD, CDN. Co-Founder, Culina Health Acting Director, Dietetic Internship, New York University

AND SO DO OUR CUSTOMERS


"Learning to eat healthy and then actually doing it has been so hard in my journey! I love how many veggies and fruits are packed in these adorable containers. Making small and big changes in 2021 for health just got easier with Worthy!"
— Kristen
"I am a huge fan of the Worthy Bowls. I have them for breakfast, before a workout, on the golf course, or just as an afternoon snack. They are delicious, filling, healthy and a great way to get some fruit and veggies in your daily routine."
— Torsie (Educator, Brooklyn, NY)
"Test kitchen approved — great stuff! With an awesome ingredient declaration. This is the kind of product the food industry needs to be putting into the marketplace. I am blown away by the flavor coming from that ingredient list — clean, healthy, and it pops. Solid formulation."
— Paul Rockwell CEC, CFS (Executive Chef, New Orleans, LA)

WHAT MAKES WORTHY BETTER:

1. Healthy, nutrient dense and delicious recipes

2. Whole, real, superfood ingredients are the foundation of every product we offer

3. Accessibility in terms of price point and convenience: plant-based nutritious foods should be readily accessible, and not priced as a luxury item

We constantly raise the nutritional bar and flavor bar in our Bowls: every superfood ingredient is chosen for optimal nourishment benefit and deliciousness


mango
banana
cauliflower
sweet potato
chia seeds
white beans
broccoli
WORTHY
THE worthy BOWL
MANGO & GREENS



We use the best ingredients mother nature provides, all ingredients you know and love.



worthy ingredients
Broccoli
calcium, vitamin c, antioxidants, anti-inflammatory properties
Cauliflower
antioxidants, anti-inflammatory properties
Sweet Potato
antioxidants, fiber, beta carotene: gut health
Legumes
vitamin c, calcium, fiber, "good" carbs, : steady energy, regulate blood sugar
Chia Seeds
complete plant protein, all 9 essential amino acids, 3g omega 3 & 6
Citrus
vitamin c, antioxidants, fiber
Pineapple
antioxidants, anti-inflammatory properties
Mango
vitamin c, vitamin k, beta carotene
Banana
potassium, fiber (prebiotics), antioxidants
Cherries
antioxidants, anti-inflammatories: accelerate muscle recovery
Strawberries
fiber, vitamin c, folate, potassium

No other packaged product embraces the WHOLE food ingredient by using the entire, fiber filled, delicious, wholesome ingredient.



The Worthy Bowl - the **only** product offering plants, protein, high fiber and low sugar

	5.7oz/$2.99	Pouch 4.2 oz/$2.99	Smoothie bowl 6.0 oz/$3.99	Pressed Juice 16 oz/$7.99	Overnight Oats 6.0oz/$3.79	Smoothie cubes 5.0oz/$5.00	Smoothie 6.9oz/$7.99
Protein	8g	5g	7g	3g	10g	7g	2g
Fiber	8g	2g	4g	1g	8g	8g	4g
Sugar	8g	10g	21g	25g	10g	19g	18g
Calories	150	110	350	130	310	150 cal cubes only	150

TRACTION

Our growth shows we have tapped into something huge.

We project $30M in Revenue by 2025: and that growth does not reflect the new products and product line extensions for the entire family we have in our innovation pipeline



Annual Revenue by Channel
$30M
$25M
$20M
$15M
$10M
$5M
$0M
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025
Retail
DTC
Alternative
Club
Gross Revenue


*based on current product offering only
*projections only

In 2021 alone we launched **Costco**, **QVC**, **Wegmans** and regional specialty chains growing our distribution 3X with velocities reaching category leadership position all while achieving a 4x growth on our direct to consumer channels **TheWorthyCompany.com** and **Amazon**, **QVC** and soon to be **Thrive Market**.


worthy
wins
WORTHY
E-COMMERCE REVENUE 4XLY
REPEAT PURCHASES 40% AVERAGE PER MONTH
SUBSCRIBERS GROWING 20% MONTH OVER MONTH
RETAIL SALES QUICKLY REACHING DEPARTMENT LEADER

PRE-ACQUISITION GROWTH STRATEGY

Our omni-channel distribution strategy permits Worthy to be consumer obsessed and agile, and better prepared to mitigate channel-specific risk. (ie contraction at retail due to pandemic). Our channel strategy capitalizes on a symbiotic relationship between direct to consumer and brick and mortar growth. Further through our proprietary manufacturing process, we developed Worthy Bowls to enjoy a 6 month refrigerated shelf-life and innovated for ambient final-to-consumer e-commerce shipments allowing for optimized profit margins.


DTC
Retail
Alternative
International
*mix of active and accounts in development

Forward-looking projections cannot be guaranteed.

PRE-ACQUISITION GROWTH STRATEGY

We have a category creating product and employ a strategic vision of growth specific to channel and adopter stage.


early adopters – 15%
early majority – 35%
late majority – 35%
late adopters – 15%
2021
2022
2023
2024

Forward-looking projections cannot be guaranteed.

Direct to Consumer: pre-acquisition growth strategy: 26% of projected revenue

Worthy is a consumer obsessed brand and it is mission-critical to our success that we continue to prioritize our direct to consumer businesses on **TheWorthycompany.com**, **Amazon**, **QVC**, and soon to be **Thrive Market.** These channels afford direct communication with our consumers and a pathway to longterm brand loyalty. We focus on customer retention and our 40%+ repeat purchase rate, continuing our 5x vs LY subscriber base growth, engaged social media following and growing legion of influencers supporting our brand.

- Revenue growing 4x LY
- Subscribers to grow 5x over LY
- 38-40% /month avg repeat purchasers
- 3.9% conversion rate direct website
- AOV increased to $35.33/LTV $132
- Average order frequency every 26 days
- Retail ecommerce accounts in development
- 15k+ social media followers
- 30,000 visitors to website / month

Retail: pre-acquisition growth strategy: 38% of projected revenue


worthy
is now at
Wegmans


deliciously
plant-based
worthy
now at
Bristol
Farms

In 2021 we targeted and launched into **Wegmans** in the **North East/Mid Atlantic** and **Bristol Farms** in **California**, targeting industry leading retailers with early adopter customer bases. These retailers also are found in regions supported by our ecommerce customers from our heat map analysis. Expanded retail distribution in existing ecommerce regions reduces marketing and customer acquisition expenses and solidifies our strong brand following.

Since launch, velocities have grown **50%** and are now at half a case per store per sku average and in top stores **6.5 units** per store per sku, quickly gaining on department leadership position despite lack of demos or traditional marketing levers.

We employ a mix of direct deliveries to accounts and a partnership with national distributors **UNFI** and **Pod Foods.**

2021 Revenue will grow 4x vs LY. Given our velocities and adoption rate, we have targeted retailers lined up for rapid expansion into 2022, with a projected growth of 7x 2021. We partner with **premier Sales Broker C.A. Fortune,** with their extensive relationships with targeted accounts to execute on this vision.

Alternative Channels: pre-acquisition growth strategy: 28% of projected revenue

In 2021 Alterative Channel accounts like **Costco** and Food Service accounts like **UCLA**, in region-appropriate locations to our adopter strategy, drove revenue and grew brand awareness at reduced acquisition costs. We will continue to grow this channel as more normal life resumes.

2021 sales doubled and 2022 growth in this channel, following on proven successes, is projected at a 6x growth rate. Worthy Bowls meet consumers demand for ready-to-eat, plant based, healthy options at accessible prices in **Micro Kitchens**, growing **Vending**, and **Cafes**.

A Covid-paused full scale Food Service Launch will resume in 2022. Food Service will include both single serve packaged Worthy Bowls, and multi-serve packaged Worthy Bowls.


UCLA
STORE
worthy


fresh start
fresh start

GROSS MARGINS

Worthy developed a proprietary production process and established a supply chain. With that significant achievement, we have a clear line of sight on fully opmtimized gross margins. Producing at scale yields 50%+ savings in ingredients and labor, which account for 78% of the total cost structure. Further, our strategic Distribution Channel mix optimizes margins.


Gross Margin %
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025

Forward-looking projections cannot be guaranteed.

THE MARKET

THE MARKET

The market opportunity is enormous and we are tapping into it with the right product at the right time. **57% of US households are consumers of Plant-Based Foods**. The total category grew 27% in 2020 alone, and it is projected to be a $160B category by 2030.

Worthy was recognized by Industry Analyst (Natural) SPINS:

Worthy Bowl - Superfood Innovator 11/2020

"Superfood laden meals - across breakfast to dessert - provide the retailer an opportunity to lead innovation and differentiation .." SPINS


Key plant-based foods sales metrics, 2020

	Dollar sales	1-yr. dollar growth	2-yr. dollar growth	Household penetration	Repeat rate	1-yr. dollar growth compared to animal-based
Total plant-based foods	$7 billion	27%	43%	57%	78%	2x
Plant-based meat	$1.4 billion	45%	72%	18%	63%	2x
Plant-based milk	$2.5 billion	20%	27%	39%	75%	2x

SPINS

There is no contraction in sight. The opportunity to capitalize on this market trajectory is only continuing to grow


BILLIONS
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$29.4
$44.2
$64.7
$94.2
$123.4
$161.9
2020
2022
2024
2026
2028
2030
Bloomberg

Bloomberg, Global Sales

INNOVATION PIPELINE - WE ARE JUST GETTING STARTED

Our promise of well-rounded, plant-based nourishment extends across multiple product categories for the entire family.


we've only just begun
2020
2021
2022
2023
New Flavors & Sizes
Pre-packaged Toppings
Worthy Shake Sports Recovery
New Worthy Categories
"Changing the plant-based food


industry one spoon at a time"
FORTUNE

Forward-looking projections cannot be guaranteed.

OUR STORY

We believe all people are worthy of plant-based, nourishing foods that feed the body and spirit.

WORTHY: A COMPANY, A BRAND, A PROMISE AND A MOVEMENT.

created to ensure that plant-based nourishment is accessible to ALL and to inspire a global wave of self-worth and love. Every purchase of a Worthy Bowl supports One Simple Wish and Graham Windham, and this is the just the beginning.


EVERY PURCHASE
SUPPORTS NON-PROFITS
One Simple Wish
GRAHAM
CARING FOR KIDS & FAMILIES
SINCE 1806


One Simple Wish
Raises awareness and generates support for children in foster care.
GRAHAM
CARING FOR KIDS & FAMILIES
SINCE 1806
Strives to make sure every child has a safe, loving, permanent family.

Thank you for your consideration of our Worthy opportunity. We hope if you believe in our mission and movement, you will decide to join our team as an investor and ride the wave with us all.

JOIN US AND LET'S STIR UP THE FUTURE OF FOOD TOGETHER




THANK YOU
FROM THE BOTTOM OF OUR BOWLS
WORTHY